SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

September 12, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published August 11, 26 and September 4, 10, 11 and 12, 2008.

Best regards,
Skanska AB

Marianne Bergström

9/30

Published	Item	Document name	Required by
September 12, 2008	Press Release	Anders Lilja named head of controlling function at Skanska	law and by the listing agreement with Stockholm Stock Exchange
September 11, 2008	Press Release	Skanska to build retail center with an evironmental profile in Oslo for SEK 560 M, NOK 475 M	law and by the listing agreement with Stockholm Stock Exchange
September 10, 2008	Press Release	Rich Cavallaro named new President of Skanska USA Civil	law and by the listing agreement with Stockholm Stock Exchange
September 4, 2008	Press Release	Skanska to develop and construct "Green Building" on Universitets-holmen in Malmö, Sweden	law and by the listing agreement with Stockholm Stock Exchange
August 26, 2008	Press Release	Skanska to build bridge in U.S. for USD 150 M, about SEK 915 M	law and by the listing agreement with Stockholm Stock Exchange
August 11, 2008	Press Release	Skanska awarded contract in UK by BT worth GBP 97.6 M, about SEK 925 M	law and by the listing agreement with Stockholm Stock Exchange
August 11, 2008	Press Release	Anders Danielsson appointed new President of Skanska Sweden	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

September 12, 2008
08:30 am CET

Anders Lilja named head of controlling function at Skanska

Anders Lilja has been named Senior Vice President responsible for Skanska's Group staff unit Controlling. He assumes the position immediately, replacing Mariann Östansjö, who will be working with cost reductions in the Nordic units.

Anders Lilja has worked at Skanska since 1994 and during the past five years has been Senior Vice President of Investor Relations. Recruitment of a new head of the IR Group staff unit has been initiated.

The Group staff unit Controlling will gain a more advanced role in analysis and follow-up of projects. Through a broader approach and increased use of the Group's competence within risk management, screening will be strengthened in the bidding stage as well as during production.

"Minimizing project losses and increasing the number of successful completions is the basis for improving our margins and to achieving our goals. We are now taking a new step in this effort through further developing the model for our work with control and follow-up," says Johan Karlström, President and CEO of Skanska AB.

Mariann Östansjö will be responsible for Lean S&A, an initiative aimed at enhancing the efficiency of the organization and reducing the costs of sales and administration in the Nordic units. Mariann has been working at Skanska since 2000.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

September 11, 2008
08:00 am CET

Skanska to build retail center with an environmental profile in Oslo for SEK 560 M, NOK 475 M

Skanska has been commissioned to expand the Lambertseter shopping center in Oslo. The contract is worth NOK 475 M, approximately SEK 560 M, which will be included in order bookings for the third quarter. The client is the real estate company, OBOS Foretningsbygg AS.

The assignment pertains to the construction of six new stories, with retail stores on two of the stories and parking space on the remainder, including the roof. The project also includes a pedestrian walkway to the subway station, as well as renovation and refurbishment of a movie theater and library. The project comprises a total of 42,000 square meters of floor area.

On-site work will commence in October and the project is scheduled to be completed in August 2010.

The intention is that Lambertseter Miljö Center will have a pronounced environmental profile. The environmental load of the project – in terms of, for example, energy consumption, waste, choice of materials and noise – will be minimized during both the construction and the operational phase.

Skanska Norway focuses on construction and civil engineering operations. The unit has about 4,500 employees. In 2007, Skanska Norway generated revenues of approximately SEK 12.8 billion. In Norway, Skanska is also active in the development of residential projects and PPP (Public Private Partnership) projects.

For further information please contact:

Geir Linge, Head of Communications, Skanska Norway, tel +47 4000 6400
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

September 10, 2008
08:30 am CET

Rich Cavallaro named new President of Skanska USA Civil

Rich Cavallaro will succeed Sal Mancini as President of Skanska USA Civil, Skanska's U.S. Business Unit for civil engineering projects, effective January 1, 2009.

Cavallaro is a graduate engineer with 25 years of experience in the industry. He joined Skanska in 1996 and was named Vice President in 2001. In 2006 he was appointed Executive Vice President responsible for Skanska USA Civil's largest region, Northeast.

Over the years he has been instrumental in securing some of the largest construction assignments in New York including the subway projects Second Avenue, 7 Line Extension and Dey Street, the FDR Drive highway reconstruction project, Newtown Creek wastewater treatment plant and the drinking water treatment plants Croton Water Filtration Plant and Catskill/Delaware UV Water Treatment Facility.

"Thanks to Rich's personal drive and experience, we have been able to capture and successfully implement a series of prestigious projects," says Johan Karlström, President and CEO of Skanska AB.

"We expect that the civil engineering market in the U.S. will continue to offer us major opportunities. I am convinced that Rich has the right prerequisites to lead the unit to continued success. He is a great leader who is firmly committed to our company values."

Sal Mancini will retire after 41 years of continuous service to the company having served for the last 10 years as Business Unit President.

"Delivering what we promise and profitable execution have been hallmarks of Sal's legacy. He is largely responsible for the fact that Skanska USA Civil has reported favorable margins and growth in recent years. In addition, Sal has been a role model in developing and inspiring employees at all levels of the organization," says Karlström.

Skanska USA Civil is focused on the construction of infrastructure projects in the highway, bridges, mass transit, water/waste water and power

sectors. The business unit has about 4,500 employees and operations in the eastern U.S., Colorado and California. Skanska USA Civil's revenues in 2007 were SEK 10.8 billion.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil, tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

September 4, 2008
08:30 am CET

Skanska to develop and construct "Green Building" on Universitetsholmen in Malmö, Sweden

Skanska is continuing with development of the Universitetsholmen in central Malmö. The office building, designated "Bassängkajen," will be built in seven stories and comprise a total of 19,000 square meters in two stages. Skanska's investment in the first stage involving 10,000 square meters amounts to about SEK 240 M and is scheduled to be completed in autumn 2010.

The new property is expected to be one of the first in Malmö to fulfill the requirements for the EU GreenBuilding label. This means that the building's energy consumption will be at least 25 percent lower than what is specified in the Swedish National Board of Housing, Building and Planning's standard for newly constructed buildings. An application for the GreenBuilding label will be submitted in the autumn. In January this year, Skanska's office building Hagaporten III in Solna, Stockholm, became the first in Sweden to be certified in accordance with the most recent GreenBuilding standard.

In Malmö, Skanska has previously developed and constructed the Hjälmarekajen, Citykajen and Hovrätten office buildings in the Universitetsholmen area. Hovrätten was sold earlier this year. For Citykajen, which will soon be completed, a leasing contract was signed this summer with the Swedish Rail Administration. The building is then leased to 90 percent.

"The rental market in the Öresund region continues to show strong demand and we are highly pleased to provide modern offices premises with a strong environmental profile in a prime downtown location," says Richard Hultin, President, Skanska Öresund.

"Increasingly more tenants are demanding buildings with a low environmental impact when they seek new premises," continues Richard Hultin. "The building's material selection will be characterized by eco-labeled products and halogen-free electrical installations, which reduces the use of PVC. Our tenants will also receive cost-free energy advisory service and company bicycles."

The construction project will be carried out by Skanska Sweden and is scheduled to begin in October. Negotiations regarding leasing are under way with a number of interested parties.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Richard Hultin, President, Skanska Öresund, tel +46 70-673 15 56
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

August 26, 2008
1:15 pm CET

Skanska to build bridge in U.S. for USD 150 M, about SEK 915 M

Skanska has secured a design-build contract for a bridge in Delaware in the U.S. The contract amounts to USD 150 M, about SEK 915 M, which is included in order bookings for the third quarter. The customer is the Delaware Department of Transportation.

The project involves a 793-meter, triple-span cable-stayed bridge. The main span is 290 meters in length, with a navigation clearance of about 14 meters. The design of the bridge will be reminiscent of the Arthur Ravenel Jr. Bridge over the Cooper River, which Skanska completed in South Carolina in 2005.

The new bridge will replace an existing bridge over the Indian River inlet in North Bethany, Delaware on the Atlantic coast. This will increase traffic capacity and safety, particularly for cyclists and pedestrians who will have a separate lane.

The project starts in the autumn and is scheduled for completion in July 2011.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,500 employees and operations in the eastern US, Colorado and California. Skanska USA Civil's revenues amounted to about SEK 10.8 billion in 2007.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

August 11, 2008
08:45 am CET

Skanska awarded contract in UK by BT worth GBP 76.5 M, about SEK 925 M

Skanska has been awarded a contract by BT's Openreach division for the recovery of redundant underground cables from within the North and Scotland Regions of the Openreach Network. The contract is valued at around a total of GBP 76.5 M, about SEK 925 M, and GBP 25.5 M, about SEK 310 M, will be included in Skanska's order bookings for the third quarter.

Work will commence in September 2008 and involves the extraction of 51,000 tonnes of cable over a three-year period.

This latest award reinforces Skanska's long term relationship with BT (British Telecommunications plc) with whom the company has worked for over 18 years, most recently undertaking term maintenance contracts under a framework agreement covering the Thames Valley and Yorkshire & Humberside areas.

Skanska UK reported revenues of SEK 17.7 billion in 2007, with about 5,500 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Karin Lepasoon, Senior Vice President Communications, Skanska AB,
tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

August 11, 2008
08:30 am CET

Anders Danielsson appointed new President of Skanska Sweden

Anders Danielsson has been appointed new President of Skanska Sweden. He will take office immediately, thus replacing Mats Williamson who recently assumed the position of President of Skanska UK.

After joining Skanska in 1991, Anders Danielsson has held a variety of positions in Skanska Sweden. Since 2003, he has been Executive Vice President and member of the business unit's management team. He has also participated in the development of the Group's diversity efforts.

"Skanska Sweden's development in recent years has been highly favorable. Anders has taken part in this process and we believe he will be able to additionally improve the unit by, for example, enhancing its customer orientation. His values and documented favorable characteristics as a leader and communicator have convinced us that he is the right person to lead Skanska Sweden in the future," says Johan Karlström, President and CEO of Skanska.

Skanska Sweden is one of the largest construction companies in Sweden with operations in the building and civil engineering area. The company has approximately 11,000 employees and generated revenues totaling about SEK 27 billion in 2007. In Sweden, Skanska is also active in the development of residential and commercial premises.

For further information please contact:

Per-Lennart Berg, Press Officer, Skanska Sweden, tel +46 8 504 350 50
Karin Lepasoon, Senior Vice President Communications,
tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END